UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release titled “VNET Announces Proposed Offering of Senior Notes”
99.2	Summary Exhibit 99.2 sets forth the “Summary” section included in the Registrant's preliminary offering memorandum dated October 29, 2021 in connection with the proposed offering of senior notes
99.3	Risk Factors
Exhibit 99.3 sets forth certain disclosures from the “Risk Factors” section included in the Registrant's preliminary offering memorandum dated October 29, 2021 in connection with the proposed offering of senior notes
99.4	Industry Overview
Exhibit 99.4 sets forth the “Industry Overview” section included in the Registrant's preliminary offering memorandum dated October 29, 2021 in connection with the proposed offering of senior notes
99.5	Business
Exhibit 99.5 sets forth the description of the Registrant's business included in the Registrant's preliminary offering memorandum dated October 29, 2021 in connection with the proposed offering of senior notes
99.6	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.6 sets forth the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant's preliminary offering memorandum dated October 29, 2021 in connection with the proposed offering of senior notes
99.7	Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2021
99.8	Consent of Frost & Sullivan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

	By:	/s/ Timothy C Chen
Name: TIMOTHY C CHEN
Title: Chief Financial Officer

Date: October 29, 2021